Exhibit 10.4

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is entered into by and between SHARPLINK GAMING, INC. (the “Company”) and ROBERT PHYTHIAN (the “Executive”). The Company and the Executive may hereinafter be referred to jointly as the “Parties.”

WITNESSETH:

WHEREAS, the parties desire to enter into an employment agreement on the terms and conditions set forth herein;

WHEREAS, the Executive’s employment shall commence under this agreement on February 14, 2024 (the “Effective Date”).

WHEREAS, the Executive will serve as Chief Executive Officer of the Company and thus a key senior executive of the Company, as well as an executive member of the Board;

WHEREAS, the Company would like enter into a formal agreement with the Executive to set forth the terms of Executive’s employment and to provide for certain severance payments and other benefits in the event Executive’s employment is terminated by the Company without cause or by the Executive for “Good Reason” (as defined below); and

WHEREAS, Executive wishes to be employed by the Company and provide full-time services to the Company in return for the compensation and benefits detailed herein.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, including the agreements set forth below, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.	Employment.

a.	Term. Subject to Section 4 hereof, the Company agrees to employ the Executive, and the Executive agrees to be employed by the Company for a period commencing on the Effective Date and ending on the second anniversary of the Effective Date (the “Initial Term”); provided however that the period of the Executive’s employment pursuant to this Agreement shall be automatically extended for successive one-year periods thereafter (each, a “Renewal Term”), in each case unless either Party hereto provides the other Party hereto with written notice that such period shall not be so extended at least one hundred and twenty (120) days in advance of the expiration of the Initial Term or the then-current Term, as applicable (the Initial Term and any Renewal Term, collectively, the “Term”). The Executive’s period of employment pursuant to this Agreement shall hereinafter be referred to as the “Employment Period.”

b.	Position and Duties. Executive (i) shall serve as the Chief Executive Officer of the Company with responsibilities, duties and authority customary for such position; (ii) shall report directly to the Board of Directors; (iii) shall devote substantially all Executive’s working time and efforts to the business and affairs of the Company and its subsidiaries; and (iv) agrees to observe and comply with the Company’s rules and policies as adopted by the Company from time to time. In addition, as of the Effective Date, the Executive shall retain his appointment as an executive member of the Board and the Company shall use commercially reasonable efforts to cause Executive to be reelected as a member of the Board while employed hereunder.

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c.	Place of Employment. Executive shall perform the services required by this Agreement at his primary base of operations in Minneapolis, Minnesota. In addition, the Company may from time to time require Executive to travel temporarily to other locations on the Company’s business.

2.	Compensation and Related Matters.

a.	Annual Base Salary. Executive shall receive a base salary at the rate of $285,000 per annum (the “Annual Base Salary”), subject to withholdings and deductions and which shall be paid to Executive in accordance with the customary payroll practices and procedures of the Company. Such Annual Base Salary shall be reviewed by the Board’s Compensation Committee not less than annually and may be adjusted from time to time.

b.	Annual Bonus. Commencing in the calendar year 2024 and each calendar year thereafter during Executive’s employment with the Company, Executive will be eligible to receive a discretionary annual performance bonus, with a target achievement of up to 42.5% of the Annual Base Salary (the “Annual Bonus”). The amount of the Annual Bonus that shall be payable shall be based on the achievement of predetermined performance goals to be determined by the Board, in its sole discretion. The amount of any Annual Bonus for which Executive is eligible shall be reviewed by the Board from time to time, provided that that target achievement for the Annual Bonus shall not be less than up to 30% of the Annual Base Salary. Any Annual Bonus earned by Executive pursuant to this section shall be paid to Executive in accordance with Company policies, less authorized deductions and required withholding obligations, and is payable within 75 days following the end of the calendar year, ended December 31.

c.	Benefits. Executive shall participate in such full-time employee and executive benefit plans and programs as the Company may from time to time offer to senior executives of the Company, subject to the terms and conditions of such plans, including, without limitation, an executive family medical package.

d.	Life Insurance and Executive Health Exams. The Company shall directly pay or reimburse Executive for the premiums of a term life insurance policy and, if elected, executive health exams not covered by the Company’s prevailing benefits plan, up to a maximum of $10,000 annually. If Executive’s employment terminates for any or no reason, the Company shall have no obligation to continue to bear the costs of the life insurance policy for Executive, but Executive may choose to assume responsibility for payments required to continue the policy.

e.	Vacation. Executive shall be entitled to 30-days of paid time-off for vacation, as well as sick leave, holidays and other paid time-off benefits provided by the Company from time to time which are applicable to the Company’s executive officers in accordance with Company policy. The opportunity to take paid time off is contingent upon Executive’s workload and ability to manage his schedule.

f.	Business Expenses. The Company shall reimburse Executive for all reasonable, documented, out-of-pocket travel and other business expenses incurred by Executive in the performance of Executive’s duties to the Company in accordance with the Company’s applicable expense reimbursement policies and procedures as in effect from time to time.

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3.	Equity Awards.

a.	Restricted Stock Units. Subject to approval by the Board and pursuant to the provisions of the Company’s 2023 Equity Incentive Plan (the “Plan”), Executive shall be granted 100,000 Restricted Stock Units (“RSUs”) (the “Award”), with each RSU representing an unfunded, unsecured right for the Executive to receive one (1) share of the Company’s common stock. Subject to the terms of the Plan and the Restricted Stock Unit Award Agreement, including without limitation, fulfillment of the employment requirements set forth in Section 1 herein, the Award will vest in increments equal to 25% of the Award on March 31, 2024; June 30, 2024; September 30, 2024 and December 31, 2024.

b.	Additional Equity Awards. Executive shall be eligible to be granted additional equity awards in accordance with the Company’s policies as in effect from time to time, as recommended by the Compensation Committee and approved by the Board of Directors.

4.	Termination.

a.	Termination of Employment. The Company may terminate the Executive’s employment hereunder for any reason during the Term, and the Executive may voluntarily terminate his employment hereunder for any reason during the Term, in each case (other than a termination by the Company for Cause) at any time upon not less than 90-days notice to the other Party (the date on which the Executive’s employment terminates for any reason is herein referred to as the “Termination Date”). Upon the termination of the Executive’s employment with the Company for any reason, the Executive shall be entitled to (a) payment of any Base Salary earned but unpaid through the date of termination; (b) unused paid time off (consistent with Section 2.f. hereof) paid out at the per-business-day Base Salary rate; (c) additional vested benefits (if any) in accordance with the applicable terms of applicable Company arrangements; and (d) any unreimbursed expenses in accordance with Section 2.g. hereof (collectively, the “Accrued Amounts”). The Accrued Amounts described in Section 4.a. shall by paid to the Executive within 30 days following the Termination Date (or, if later, following the Executive’s presentation of supporting documentation for unreimbursed expenses in accordance with 2.g.).

b.	Termination by the Company other than for Cause, Death or Disability; Termination by the Executive for Good Reason. If the Executive’s employment is terminated (a) by the Company other than for Cause, death or Disability or (b) by the Executive for Good Reason, in addition to the Accrued Amounts, (i) the Executive shall be entitled to continuation of the Base Salary at the rate in effect immediately prior to the Termination Date for 12 months following the Termination Date paid in accordance with the Company’s normal payroll practices, but no less frequently than monthly (the “Base Salary Continuation”); and (ii) if the Executive elects to continue group health coverage under any Company group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall reimburse the Executive for a portion of his COBRA premiums, such that his unreimbursed cost of COBRA premiums does not exceed the cost to the Executive of such health plan premiums immediately prior to termination, for a period of up to one year after his termination (or until he is no longer eligible for COBRA continuation, if sooner). Notwithstanding clause (ii) of the preceding sentence, such reimbursements for COBRA premiums shall not be made to the extent such payments would result in any additional tax or penalty to the Company under the Affordable Care Act or any other applicable law. In the event the group health coverage is self-insured, the Company shall include in the Executive’s gross income, the imputed value of the employer-subsidized COBRA premiums. The Executive shall be responsible for the full amount of COBRA premiums for any periods exceeding the time set forth above. In addition, in the event of a termination covered by this Section 4.b., the Executive shall be entitled to a lump sum payment equal to one hundred percent (100%) of his annual Base Salary (“Bonus Severance”). The Company’s obligations to pay the Base Salary Continuation, the Bonus Severance and COBRA premiums described above shall be conditioned upon the Executive’s continued compliance with his obligations under Section 4 of this Agreement. Notwithstanding any provision to the contrary herein, and without limitation of any remedies to which the Company may be entitled, the Base Salary Continuation shall be paid in equal installments commencing during the sixty (60) day period following the Termination Date, the Bonus Severance shall be paid during the sixty (60) day period following the Termination Date and the reimbursement of COBRA premiums shall be made after substantiation of such expenses; provided, that, the Executive has signed and delivered to the Company the release of claims substantially in the form attached hereto as Exhibits A and B (the “Release”) and the period (if any) during which the Release can be revoked has expired within such sixty (60) day period; provided, further, that, if such sixty (60) day period begins in one calendar year and ends in another calendar year, to the extent required under Section 409A (as defined below), payment of the Base Salary Continuation installments, Bonus Severance and reimbursement of the COBRA premiums that otherwise would have been paid during that sixty (60) day period shall be accumulated and paid in the second calendar year after expiration of the period for revoking the Release (but within the specified sixty (60) day period).

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c.	Voluntary Resignation by the Executive other than for Good Reason; Termination due to Death or Disability; Termination Due to, Upon or Following Non-Renewal of the Agreement. If (a) the Executive voluntarily terminates his employment at any time, other than for Good Reason, (b) if the Executive’s employment is terminated due to the Executive’s death or Disability or (c) if the Executive’s employment terminates due to, upon or following non-renewal of the Agreement by either Party in accordance with Section 1.a., then the Executive (or his estate) shall be entitled to no payment or compensation whatsoever from the Company under this Agreement, other than the Accrued Amounts.

d.	Termination by the Company for Cause. If the Company terminates the Executive’s employment for Cause, then the Executive shall be entitled to no payment or compensation whatsoever from the Company under this Agreement, other than the Accrued Amounts.

e.	Exclusive Remedy. The foregoing payments upon termination of the Executive’s employment shall constitute the exclusive severance payments and benefits due the Executive upon termination of his employment.

f.	Resignation from All Positions. Upon the termination of the Executive’s employment with the Company for any reason, the Executive shall resign, as of the Termination Date, from all positions he then holds as an officer, director, employee and member of the boards of directors (and any committee thereof) of the Board, if applicable. The Executive shall be required to execute such writings as are required to effectuate the foregoing.

g.	Cooperation. Following the termination of the Executive’s employment with the Company for any reason, the Executive shall reasonably cooperate with the Company upon reasonable request of the Board and be reasonably available to the Company (taking into account any other full-time employment of the Executive) with respect to matters arising out of the Executive’s services to the Company.

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h.	Duty of Confidentiality. Executive agrees that during employment with the Company and for a period of two (2) years following the termination or resignation of Executive from employment with the Company, Executive shall not, directly or indirectly, divulge or make use of any Confidential Information of the Company other than in the performance of Executive’s duties for the Company. While employed by the Company, Executive shall make all reasonable efforts to protect and maintain the confidentiality of the Confidential Information of the Company. In the event that Executive becomes aware of unauthorized disclosures of the Confidential Information by anyone at any time, whether intentionally or by accident, Executive shall promptly notify the Company. This Agreement does not limit the remedies available to the Company under common or statutory law as to trade secrets or other types of confidential information, which may impose longer duties of non-disclosure.

i.	Return of Property and Information. Executive agrees not to remove any Company property from Company premises, except when authorized by the Company. Executive agrees to return all Company property and information (whether confidential or not) within Executive’s possession or control within seven (7) calendar days following the termination or resignation of Executive from employment with the Company. Such property and information includes, but is not limited to, the original and any copy (regardless of the manner in which it is recorded) of all information provided by Company to Executive or which Executive has developed or collected in the scope of Executive’s employment with the Company, as well as all Company-issued equipment, supplies, accessories, vehicles, keys, instruments, tools, devices, computers, cell phones, pagers, materials, documents, plans, records, notebooks, drawings, or papers. Upon request by the Company, Executive shall certify in writing that Executive has complied with this provision; and has permanently deleted all Company information from any computers or other electronic storage devices or media owned by Executive. Executive may only retain information relating the Executive’s benefit plans and compensation to the extent needed to prepare Executive’s tax returns.

j.	Assignment of Work Product and Inventions. Executive hereby assigns and grants to the Company (and will upon request take any actions needed to formally assign and grant to Company and/or obtain patents, trademark registrations or copyrights belonging to Company) the sole and exclusive ownership of any and all inventions, information, reports, computer software or programs, writings, technical information or work product collected or developed by Executive, alone or with others, during the term of Executive’s employment relating to the Company. This duty applies whether or not the forgoing inventions or information are made or prepared in the course of employment with the Company, so long as such inventions or information relate to the Business of Company and have been developed in whole or in part during the term of Executive’s employment. Executive agrees to advise the Company in writing of each invention that Executive, alone or with others, makes or conceives during the term of Executive’s employment and which relate to the Business of Company. Notwithstanding any provision of this Agreement, Executive shall not be required to assign, nor shall Executive be deemed to have assigned, any of Executive’s rights in any invention that Executive develops entirely on his own time without using Company’s equipment, supplies, facilities, or Trade Secrets, except for inventions that either: (1) relate, at the time that the invention is conceived or reduced to practice, to the Business of Company or to actual or demonstrably anticipated research or development of the Company; or (2) result from any work performed by Executive for the Company on behalf of the Company. Inventions which Executive developed before Executive came to work for the Company, if any, are described in the attached Exhibit B, and excluded from this Section. The failure of the parties to attach any Exhibit B to this agreement shall be deemed an admission by Executive that Executive does not have any pre-existing inventions.

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k.	Non-Competition. Executive agrees that during the Restricted Period, and within the Restricted Territory, Executive shall not, directly or indirectly, whether on Executive’s own behalf or on behalf of any other person or entity, perform services on behalf of a Competing Business, and which are the same as or similar to those types of services conducted, authorized, offered, or provided by Executive to the Company within 24 months prior to Executive’s termination or resignation.

l.	Non-Recruitment of Company Employees and Contractors. Executive agrees that during the Restricted Period, Executive shall not, directly or indirectly, whether on Executive’s own behalf or on behalf of any other person or entity, solicit or induce any employee or independent contractor of the Company with whom Executive had Material Contact, to terminate or lessen such employment or contract with the Company.

m.	Non-Solicitation of Company Customers. Executive agrees that during the Restricted Period, Executive shall not, directly or indirectly, whether on Executive’s own behalf or on behalf of any other person or entity, solicit any actual or prospective customers of the Company with whom Executive had Material Contact, for the purpose of selling any products or services to such customers on behalf of a Competing Business.

n.	Non-Solicitation of Company Vendors. Executive agrees that during the Restricted Period, Executive shall not, directly or indirectly, whether on Executive’s own behalf or on behalf of any other person or entity, solicit any actual or prospective Vendor of the Company with whom Executive had Material Contact, for the purpose of purchasing products or services to support a Competing Business.

o.	Acknowledgements. Executive acknowledges and agrees that the provisions of Section 4 are reasonable as to time, scope and territory given the Company’s need to protect its Confidential Information and its relationships and goodwill with its customers, suppliers, employees and contractors, all of which have been developed at great time and expense to the Company. Executive represents that Executive has the skills and abilities to obtain alternative employment that would not violate these Restrictive Covenants in the event that Executive leaves employment with the Company, and that these Restrictive Covenants do not pose an undue hardship on Executive. Executive further acknowledges that Executive’s breach of any of the provisions of Section 4 would likely cause irreparable injury to the Company, and therefore entitle the Company to injunctive relief, in addition to any other remedies available in law or equity, without the necessity of posting a bond.

5.	Assignment and Successors.

The Company may assign its rights and obligations under this Agreement to any successor to all or substantially all of the business or the assets of the Company (by merger or otherwise), and may assign or encumber this Agreement and its rights hereunder as security for indebtedness of the Company and its affiliates. This Agreement shall be binding upon and inure to the benefit of the Company, Executive and their respective successors, assigns, personnel and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable. None of Executive’s rights or obligations may be assigned or transferred by Executive, other than Executive’s rights to payments hereunder, which may be transferred only by will or operation of law.

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6.	Miscellaneous Provisions.

a.	Work Eligibility; Confidentiality Agreement. As a condition of Executive’s employment with the Company, Executive will be required to provide evidence of Executive’s identity and eligibility for employment in the United States. It is required that Executive bring the appropriate documentation with Executive at the time of employment. As a further condition of Executive’s employment with the Company, Executive shall enter into and abide by the Company’s standard Proprietary Information and Inventions Assignment Agreement (the “Confidential Information Agreement”).

b.	Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of Delaware without regard to the conflicts of law provisions thereof.

c.	Notices. Any notice, request, claim, demand, document and other communication hereunder to any Party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by facsimile or certified or registered mail, postage prepaid (or if it is sent through any other method agreed upon by the parties), as follows:

(i)	If to the Company at:
SharpLink Gaming, Inc.
333 Washington Avenue North
Suite 104
Minneapolis, Minnesota 55401

(ii)	If to Executive, at the address set forth on Exhibit D.

(iii)	Or at any other address as any Party shall have specified by notice in writing to the other Party.

d.	Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. Signatures delivered by facsimile shall be deemed effective for all purposes.

e.	Entire Agreement. The terms of this Agreement, collectively with the Change in Control and Severance Agreement and the Confidential Information Agreement, is intended by the Parties to be the final expression of their agreement with respect to the employment of Executive by the Company and supersede all prior understandings and agreements, whether written or oral. The Parties further intend that this Agreement, collectively with the Change in Control and Severance Agreement and the Confidential Information Agreement, shall constitute the complete and exclusive statement of their terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement.

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f.	Amendments; Waivers. This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by Executive and a duly authorized officer of Company. By an instrument in writing similarly executed, Executive or a duly authorized officer of the Company, as applicable, may waive compliance by the other Party with any specifically identified provision of this Agreement that such other Party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity.

g.	Arbitration. Executive and the Company agree that if any dispute, controversy or claim should arise between Executive and the Company (including claims against its employees, officers, directors, shareholders, agents, successors and assigns) relating or pertaining to or arising out of Executive’s employment with the Company or this Agreement, the dispute will be submitted exclusively to binding arbitration before a neutral arbitrator conducted in the state of Delaware, in accordance with the commercial rules of the American Arbitration Association then in force. This means that disputes will be decided by an arbitrator rather than a court or jury, and that both Executive and the Company waive their respective rights to a court or jury trial. Nothing in this Agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding anything herein to the contrary, Executive and the Company each have the right to resolve any issue or dispute over intellectual property rights by court action instead of arbitration.

h.	Withholding. The Company shall be entitled to withhold from any amounts payable under this Agreement (including, without limitation, any allowances and reimbursements) any federal, state, local or foreign withholding or other taxes or charges which the Company is required to withhold. The Company shall be entitled to rely on an opinion of counsel if any questions as to the amount or requirement of withholding shall arise.

7.	Section 409A.

The intent of the Parties is that the payments and benefits under this Agreement be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (collectively with the Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date, “Section 409A”), and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be exempt therefrom. If Executive notifies the Company that Executive has received advice of tax counsel of a national reputation with expertise in Section 409A that any provision of this Agreement would cause Executive to incur any additional tax or interest under Section 409A (with specificity as to the reason therefor) or the Company independently makes such determination, the Company and Executive shall take commercially reasonable efforts to reform such provision to try to comply with or be exempt from Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Section 409A, provided that any such modifications shall not increase the cost or liability to the Company. To the extent that any provision hereof is modified in order to comply with or be exempt from Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to Executive and the Company of the applicable provision without violating the provisions of Section 409A.

(Signature Page Follows)

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date and year first above written.

SHARPLINK GAMING, INC.

By:	/s/ Obie McKenzie

Name:	Obie McKenzie, Director

EXECUTIVE

By:	/s/ Robert Phythian

Name:	Robert Phythian

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